CN



SECU[...]MMISSION

02004794



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SEC FILE NUMBER
8- 34876

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grace Brothers Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1560 Sherman Avenue Suite 900
(No. and Street)

Evanston	Illinois	60201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerald A. Trannel — 630/588-7200
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00) Persons who are to respond to the collection of information contained

OATH OR AFFIRMATION

I, David J. Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Grace Brothers Ltd., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Vice President of Spurgeon Corp., a
Title
General Partner of Grace Brothers Ltd.

Notary Public


"OFFICIAL SEAL"
LINDA A. BELYEA
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5/25/2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grace Brothers Ltd. and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 1,302,748
Securities owned	248,294,977
Receivables from clearing broker	583,547
Due from affiliates	75,655,111
Accrued interest and dividends receivable	585,905
Other assets	107,181
Total assets	$326,529,469
Liabilities, minority interest, and partners' capital	
Securities sold, not yet purchased	$ 65,222,872
Payables to clearing brokers	79,945,772
Accrued expenses and other liabilities	1,207,372
Total liabilities	146,376,016
Minority interest	135,263
Partners' capital	180,018,190
Total liabilities, minority interest, and partners' capital	$326,529,469

See accompanying notes to financial statements.

Grace Brothers Ltd. and Subsidiaries

Consolidated Statement of Operations

Year ended December 31, 2001

Revenues	
Net trading and investment income	$ 1,522,745
Interest and dividends	11,866,890
Total revenues	13,389,635
Interest expense	6,421,427
Net revenues	6,968,208
Operating Expenses	
Compensation and benefits	2,059,157
General and administrative	1,749,644
Total expenses	3,808,801
Minority interest	392
Net income	$ 3,159,799

See accompanying notes to financial statements.